04027449

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc. Exact Name of Registrant as Specified in Charter	0000773723 Registrant CIK Number
Form 8-K FOR 4/27/04 Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	0-17174 SEC File Number, if available

PROCESSED
APR 29 2004
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 27 day of April 2004.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED MARCH 31, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED MARCH 31, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

RECEIVED

2004 APR 15 P 12:15

OFFICE OF US TRUSTEE
LOS ANGELES CA

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor in Possession Interim Statement	
Statement Number:	12
For the period FROM:	3/1/2004
TO:	3/31/2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	30,408,347.40	-	-
B. Less: Total Disbursements per all Prior Statements	30,272,161.60	-	-
C. Beginning Balance (A less B)	136,185.80		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
3/4: Massachuetts tax refund	988		
3/4: NSF Check from received Nutramax	(10,486)		
3/10: Proceeds from sale of Rosemary inventory & IP's	793,838		
3/11: Refunds from Blue CA, Xerox, & Roadway	10,629		
3/15: Boonton UPS deposit refund	632		
3/15: BIE royalty in excess of $220K	514		
3/23: Proceeds from sale of HP	732,300		
3/24: Proceeds from equipment auction.	250,000		
3/29: HP Real Estate sale earnest money deposit	50,000		
3/31: Proceeds from equipment auction.	52,744		
3/31: Interest income (net of fees)	81		
From Detail Sheet "D"	262,284		
TOTAL RECEIPTS THIS PERIOD (D):	2,143,525		
E. Balance Available (C plus D)	2,279,711		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
3/10: Rockland Foods Legal Fees, cost of Rosemary business sale	29,000		
3/10: Wells Fargo, pay down LOC	764,838		
3/23: Wells Fargo, paydown LOC	588,012		
3/23: Wells Fargo, March Legal Fees and Interest	4,410		
3/31: Hauser Technical Services, intercompany loan	40,000		
From Detail Sheet "F"	180,710		
TOTAL DISBURSEMENTS HIS PERIOD (F):	1,606,970		
G. Ending Balance (E less F)	672,741		

H. Depositories	Depository Name / Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA	4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA	4945 086353
(3) Trust Account	Wells Fargo Bank - Los Angeles, CA	883-6148216
(3) Tax Account	none	

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	El Segundo, CA	not to exceed $250
Petty Cash	Denver, CO	not to exceed $250

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: April 8, 2004

[signature]

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		12
For the period-		
	FROM:	3/1/2004
	TO:	3/31/2004

Date of Receipt	Description	General Account	Payroll Account	Tax Account
15-Mar		1,988		
15-Mar		252,585		
29-Mar		7,711		
Hauser A/R	9,700			
BIE A/R	252,585			
TOTAL RECEIPTS on this page: (Total will Automatically c		262,284	-	-

Office of the United States Trustee

In re: Hauser, Inc.			Debtor In Possession Interim Statement	
A Delaware Corporation			Statement Number:	12
			For the period-	
	Debtor		FROM:	3/1/2004
Chapter 11 Case No:	LA 03-18795-BB		TO:	3/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			180,710		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)				180,710	-	

Hauser, Inc.
Debtor In Possession Interim Statement #12
March 1 to Marcy 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	001305	3/16/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Compensation	Payroll
2	001306	3/11/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
3	001307	3/11/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	Payroll
4	001308	3/11/2004	MICHAEL K. FRANK	1,688		1,688	Contract Labor	All Other Expenses
5	001309	3/11/2004	JEAN PAULSON-KISLESKY, SPHR	1,045		1,045	Contract HR Services	Payroll
6	001310	3/11/2004	DUANE COWGER	400		400	Contract IT Services	All Other Expenses
7	001311	3/11/2004	SBC	391		391	Telephone	All Other Expenses
9	005168	3/2/2004	LIAISON SOFTWARE CORPORATION	279		279	Check Order	All Other Expenses
10	005169	3/4/2004	PRODUCTS DISTRIBUTION, INC.		5,147	5,147	Nov03 Inventory warehousing fee	Inventory
11	005170	3/4/2004	ACORDIA	8,694		8,694	Property coverage 2/1-4/1	Insurance
12	005171	3/4/2004	ADP, INC.	87		87	Reverse wire transfer fees	Payroll
13	005172	3/4/2004	CENTRAL WELD COUNTY WATER DIST	204		204	Water February, HP	All Other Expenses
14	005173	3/4/2004	DUANE COWGER	1,150		1,150	Contract IT services	All Other Expenses
15	005174	3/4/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
16	005175	3/4/2004	ADAM FLICK	162		162	Expense reimbursement	All Other Expenses
17	005176	3/4/2004	FRANCHISE TAX BOARD	250		250	Zetapharm, CA fee	All Other Expenses
18	005177	3/4/2004	HAUSER TECHNICAL SERVICES, INC	3,868		3,868	Paclitaxel stability study	All Other Expenses
19	005178	3/4/2004	JEAN PAULSON-KISLESKY, SPHR	1,350		1,350	Contract HR services	Payroll
20	005179	3/4/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Compensation	Payroll
21	005180	3/4/2004	MOTION TELECOM	74		74	Telephone	All Other Expenses
22	005181	3/4/2004	MICHAEL K. FRANK	1,712		1,712	Contract Labor	All Other Expenses
23	005182	3/4/2004	ONYX ENVIRONMENTAL SERVICE	656		656	Waste disposal fee	All Other Expenses
24	005183	3/4/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	Payroll
25	005184	3/4/2004	JULIA SANDERS	608		608	Secretarial Services	Payroll
26	005185	3/4/2004	THOMAS HANLON	153		153	Expense reimbursement	All Other Expenses
27	005186	3/4/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Compensation	Payroll
28	005187	3/4/2004	TOLIN MECHANICAL SYSTEMS CO.	676		676	Electrical disconnect at HP	All Other Expenses
29	005188	3/4/2004	WESTERN DISPOSAL SERVICES	315		315	Dumpster rolloff charge	All Other Expenses
30	005189	3/4/2004	TIMOTHY ZIEBARTH	1,563		1,563	Consulting, re: CRO sale	All Other Expenses
31	005190	3/4/2004	AT&T WIRELESS	226		226	Telephone	All Other Expenses
32	005191	3/4/2004	SCOTT KINDERWATER	1,295		1,295	Environmental Consulting	Payroll
33	005192	3/4/2004	STATE OF NJ-LITTER CONTROL FEE	22		22	Zetapharm, NJ Litter fee 2003	All Other Expenses
34	005193	3/4/2004	M.G. SKINNER & ASSOCIATES	1,927		1,927	El Segundo liability coverage	All Other Expenses
35	005194	3/4/2004	KLAUS SCHEKAHN	790		790	Expense reimbursement	All Other Expenses
36	005195	3/11/2004	VOID	-		-	Void	Void
37	005196	3/11/2004	JULIA SANDERS	1,216		1,216	Secretarial Services	Payroll
38	005197	3/11/2004	THOMAS HANLON	14		14	Expense Reimbursement	All Other Expenses
39	005198	3/11/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Compensation	Payroll
40	005199	3/16/2004	VOID	-		-	Void	Void
41	005200	3/16/2004	ACORDIA	5,106		5,106	General Liability CRO	Insurance
42	005201	3/16/2004	CONTINENTAL DEVELOPMENT LP	2,886		2,886	Facility rent, March	All Other Expenses
43	005202	3/16/2004	J.E.FADLEY	2,930		2,930	Professional Management Services	Payroll
44	005203	3/16/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Compensation	Payroll
45	005204	3/16/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	Payroll
46	005205	3/16/2004	JULIA SANDERS	608		608	Secretarial Services	Payroll

Hauser, Inc.
Debtor In Possession Interim Statement #12
March 1 to Marcy 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
47	005206	3/16/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Compensation	Payroll
8	005207	3/18/2004	HOLMAN DISTRIBUTION CENTER		1,114	1,114	Oct Warehousing charge	Inventory
48	005208	3/18/2004	ACORDIA	957		957	Insurance	Insurance
49	005209	3/18/2004	AETNA	71		71	Dental coverage	All Other Expenses
50	005210	3/18/2004	DUANE COWGER	300		300	Contract IT services	All Other Expenses
51	005211	3/18/2004	DENVER RESERVE	1,717		1,717	EE flexible benefit payoff	All Other Expenses
52	005212	3/18/2004	JEFF FADLEY	1,620		1,620	Travel Expense reimbursement	All Other Expenses
53	005213	3/18/2004	JEAN PAULSON-KISLESKY, SPHR	825		825	Contract HR services	Payroll
54	005214	3/18/2004	SCOTT KINDERWATER	630		630	Contract Envir services	All Other Expenses
55	005215	3/18/2004	MICHAEL K. FRANK	825		825	Contact Labor	All Other Expenses
56	005216	3/18/2004	POSTAL PRIVILEGE	20		20	Stamps	All Other Expenses
57	005217	3/18/2004	QWEST	75		75	Telephone	All Other Expenses
58	005218	3/18/2004	QWEST INTERPRISE AMERICA, INC.	100		100	Web site	All Other Expenses
59	005219	3/18/2004	SERVICE INDUSTRIAL INC	361		361	Uniform Rental	All Other Expenses
60	005220	3/18/2004	UNITED POWER	317		317	Electricity, HP	All Other Expenses
61	005221	3/18/2004	WASTE MANAGEMENT	403		403	Document shredding	All Other Expenses
62	005222	3/18/2004	SERVICE INDUSTRIAL INC	69		69	Uniform Rental	All Other Expenses
63	005223	3/19/2004	MICHAEL K. FRANK	1,798		1,798	Contract Labor	All Other Expenses
64	005224	3/24/2004	ACT TELECONFERENCING SERVICES	367		367	Telephone conferencing	All Other Expenses
65	005225	3/24/2004	COMPUTERSHARE	25		25	Stock transfer fee	All Other Expenses
66	005226	3/24/2004	DUANE COWGER	829		829	Contract IT Services	All Other Expenses
67	005227	3/24/2004	J.E.FADLEY	2,930		2,930	Professional Management Services	Payroll
68	005228	3/24/2004	HOGAN & HARTSON	197		197	Foreign Patent Application	All Other Expenses
69	005229	3/24/2004	JEFF FADLEY	122		122	Expense Reimbursement	All Other Expenses
70	005230	3/24/2004	JEAN PAULSON-KISLESKY, SPHR	975		975	Contract HR Services	Payroll
71	005231	3/24/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Compensation	Payroll
72	005232	3/24/2004	MCDONALD FARMS ENTERPRISES	300		300	Waste Disposal	All Other Expenses
73	005233	3/24/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	Payroll
74	005234	3/24/2004	JULIA SANDERS	608		608	Contract Secretarial Services	Payroll
75	005235	3/24/2004	JULIA SANDERS	45		45	Expense Reimbursement	All Other Expenses
76	005236	3/24/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Compensation	Payroll
77	005237	3/31/2004	ACT TELECONFERENCING	58		58	Teleconferencing services	All Other Expenses
78	005238	3/31/2004	ADVANCED TRAILER LEASING	173		173	Trailer Leasing	All Other Expenses
79	005239	3/31/2004	KATHLEEN ATKINSON	543		543	Accounting Consulting	All Other Expenses
80	005240	3/31/2004	DUANE COWGER	300		300	IT Consulting	All Other Expenses
81	005241	3/31/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
82	005242	3/31/2004	VOID	-		-	Void	Void
83	005243	3/31/2004	VOID	-		-	Void	Void
84	005244	3/31/2004	KINDERMORGAN	6,121		6,121	Gas Service for 2/13-3/15/04	All Other Expenses
85	005245	3/31/2004	LIAISON	28		28	Check Printing Charges	All Other Expenses
86	005246	3/31/2004	M TECH	1,776		1,776	Cooling Tower Repair	All Other Expenses
87	005247	3/31/2004	MIKE FRANK	245		245	Cell Phone Reimbursement	All Other Expenses
88	005248	3/31/2004	NATIONS RENT	253		253	Forklift Rental	All Other Expenses
89	005249	3/31/2004	QWEST	667		667	Final Adjusted Invoice for 303.772.8166	All Other Expenses
90	005250	3/31/2004	VOID	-		-	Void	Void

Hauser, Inc.
Debtor In Possession Interim Statement #12
March 1 to Marcy 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
91	005251	3/31/2004	JULIA SANDERS	33		33	Expense Reimbursement	All Other Expenses
93	005252	3/31/2004	THOMAS HANLON	127		127	Expense Reimbursement	All Other Expenses
94	005253	3/31/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Compensation
95	W0331	3/31/2004	ACORDIA	44,718		44,718	Worker's Compensation Insurance	Insurance
96	ED0305	3/5/2004	UNITED PARCEL SERVICE	140		140	Shipping	All Other Expenses
97	ED0312	3/12/2004	UNITED PARCEL SERVICE	66		66	Shipping	All Other Expenses
98	ED0319	3/19/2004	UNITED PARCEL SERVICE	180		180	Shipping	All Other Expenses
99	ED0326	3/26/2004	UNITED PARCEL SERVICE	72		72	Shipping	All Other Expenses
100	GJ	3/1/2004	WELLS FARGO	9,331		9,331	Interest	Interest
101	GJ	3/16/2004	WELLS FARGO	3,617		3,617	Interest	Interest
102	GJ	3/22/2004	WELLS FARGO	861		861	Client Analysis Fee	All Other Expenses
				174,450	**6,260**	**180,710**		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debtor in Possession Interim Statement**
A Delaware Corporation	Statement Number: 12
	For the period-
Debtor	FROM: March 1, 2004
Chapter 11 Case No: LA 03-18798-BB	TO: March 31, 2004

RECEIVED 2004 APR 15 P 12:15 OFFICE OF US TRUSTEE LOS ANGELES CA

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	4,818,806		-
B. Less: Total Disbursements per all Prior Statements	4,731,652	-	-
C. Beginning Balance (A less B)	87,154		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
3-03-04 - Customer Receipts	6,202		
3-04-04 - Customer Receipts	3,975		
3-05-04 - Customer Receipts	21,139		
3-08-04 - Customer Receipts	97,526		
3-10-04 - Customer Receipts	51,101		
3-12-04 - Customer Receipts	10,011		
3-16-04 - Customer Receipts	43,413		
3-16-04 - Customer Receipts	450		
3-17-04 - Customer Receipts	6,455		
3-26-04 - Customer Receipts	11,182		
3-27-04 - Customer Receipts	1,978		
3-31-04 - Trans From Hauser	40,000		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	293,431		
E. Balance Available (C plus D)	380,585		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	350,707		
TOTAL DISBURSEMENTS THIS PERIOD (F):	350,707		
G. Ending Balance (E less F)	29,878		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: April 6, 2004

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor ... Possession Interim Statement
A Delaware Corporation	Statement Number: 12
	For the period:
Debtor	FROM: 3/1/2004
Chapter 11 Case No: LA 03-18798-BB	TO: 3/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
3/4/2004	11993	BioWest 2003 Conference	Other	25		
3/3/2004	12367	Void	Other	0		
3/3/2004	12368	Void	Other	0		
3/8/2004	12369	6800 Broadway Business Center, LLC	March Clear Creek Rent	24,591		
3/8/2004	12370	Woodspear Properties	March Gunbarrel Rent	17,116		
3/10/2004	12371	Aetna (Dental)	March Dental Prem	2,525		
3/10/2004	12372	Agilent Technologies	Other	307		
3/10/2004	12373	Airgas Dry Ice	Other	381		
3/10/2004	12374	Aramark	Other	53		
3/10/2004	12375	AT&T Wireless Services	Other	135		
3/10/2004	12376	Attentive Action, Inc.	Feb Cleaning Serv.	1,314		
3/10/2004	12377	Ben Hughes	Mileage	101		
3/10/2004	12378	Biopharma Compliance Services, LLC	Contract Proj Serv	2,720		
3/10/2004	12379	Biotest Diagnostics Corporation	Other	183		
3/10/2004	12380	Brinkmann Instruments, Inc.	Other	280		
3/10/2004	12381	CDS Analytical, Inc	Other	233		
3/10/2004	12382	CGLIC-Phoenix EASC	March Med Prem	17,629		
3/10/2004	12383	CO Dept of Health & Environ. (CDPHE)	Permits/fees	455		
3/10/2004	12384	Corporate Express	Other	15		
3/10/2004	12385	Dan W. Childers	Client Lunch	63		
3/10/2004	12386	Denver Reserve	Flex/Dependant Care fee	728		
3/10/2004	12387	E. Scientific.Com, Inc	Supplies for Proj	1,210		
3/10/2004	12388	Federal Express	Other	394		
3/10/2004	12389	GE Capital	Copier Leases	589		
3/10/2004	12390	Iron Mountain	Other	114		
3/10/2004	12391	Jefferson Pilot Financial Insurance Co.	Life Ins/Mar Prem	759		
3/10/2004	12392	Jeol USA, Inc.	Equip Maint Contract	1,560		
3/10/2004	12393	Linweld, Inc.	Gases	1,006		
3/10/2004	12394	McGuckin Hardware, Inc.	Other	249		
3/10/2004	12395	Motion Telecom, Inc (was Univance)	L/D Service	447		
3/10/2004	12396	Motor Cargo	Other	498		
3/10/2004	12397	Mtech	Equip Repair	307		
3/10/2004	12398	Nelson Laboratories, Inc.	Other	115		
3/10/2004	12399	Orkin Exterminating	Other	257		
3/10/2004	12400	Quantum Analytics	Equip Lease	355		
3/10/2004	12401	QWEST - 023B (was 179B)	Other	164		
3/10/2004	12402	QWEST - 146B (was 421B)	Other	308		
3/10/2004	12403	QWEST - 564B (was 701B)	Other	50		
3/10/2004	12404	Qwest - 922B (was 612B)	Other	47		
3/10/2004	12405	Rodney B. McKeever	Janitorial Supplies	111		
3/10/2004	12406	SASSCO	Other	90		
3/10/2004	12407	Service Uniform Rental - DV	Other	47		
3/10/2004	12408	Sigma-Aldrich	Other	302		
3/10/2004	12409	Spectrum Chemicals & Laboratory Prod	Other	165		
3/10/2004	12410	Todd Klimkowsky	Mileage	94		
3/10/2004	12411	Tri-R Systems, Inc.	Other	58		
3/10/2004	12412	ULINE	Other	120		
3/10/2004	12413	Vision Service Plan	Mar Vision Prem	186		
3/10/2004	12414	W W Grainger, Inc.	Other	125		
3/10/2004	12415	Waste Management of Denver	Other	55		
3/17/2004	12416	Ace Glass, Inc.	Equip for Project	794		
3/17/2004	12417	Advanced Trailer Leasing 004	Other	134		
3/17/2004	12418	Agilent Technologies	Other	50		

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 12
Debtor	For the period: FROM: 3/1/2004 TO: 3/31/2004
Chapter 11 Case No: LA 03-18798-BB	

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
3/17/2004	12419	Airgas Dry Ice	Other	165		
3/17/2004	12420	Boulder Security Center	Other	58		
3/17/2004	12421	CDS Analytical, Inc	Other	61		
3/17/2004	12422	Cole-Parmer Instrument Co.	Thermometer	1,493		
3/17/2004	12423	David Dunn	Mileage	42		
3/17/2004	12424	Denver Reserve	Payroll deductions & shortfalls	1,644		
3/17/2004	12425	Elliott Mead	Dry Ice	29		
3/17/2004	12426	Janelle Bailey	Mileage	35		
3/17/2004	12427	Jefferson Pilot Financial Insurance Co.	Voluntary Life Premium/Mar	61		
3/17/2004	12428	Merck and Company, Inc.	Other	60		
3/17/2004	12429	Mile Hi Culligan Water, Inc.	Other	179		
3/17/2004	12430	North Pecos Water & Sanitation	Other	16		
3/17/2004	12431	Omega Engineering, Inc.	Other	32		
3/17/2004	12432	Pure Water Solutions, Inc.	Rental & Maint.	455		
3/17/2004	12433	QA Balance Services, Inc.	Calibration	426		
3/17/2004	12434	QWEST - 146B (was 421B)	Other	312		
3/17/2004	12435	Qwest 230M	Other	137		
3/17/2004	12436	Qwest 692B (was 723B)	Other	921		
3/17/2004	12437	RockyNet.com, Inc.	Other	900		
3/17/2004	12438	V W R Scientific, Inc.	Supplies & Chemicals	1,430		
3/17/2004	12439	Waters Corporation	Maint Contract	2,685		
3/17/2004	12440	Xcel Energy (Clear Creek)	Clear Creek Feb Utilities	11,639		
3/17/2004	12441	Xcel Energy (Gunbarrel)	Gunbarrel Feb Utilities	1,974		
3/24/2004	12442	Adams County Clerk	Other	84		
3/24/2004	12443	Airgas Dry Ice	Other	167		
3/24/2004	12444	Aramark	Other	163		
3/24/2004	12445	bioMERIEUX VITEK, INC.	Other	188		
3/24/2004	12446	Biopharma Compliance Services, LLC	Contract Proj Serv	1,440		
3/24/2004	12447	Biotest Diagnostics Corporation	Other	187		
3/24/2004	12448	Cleaning Service	Gunbarrel Feb Cleaning	350		
3/24/2004	12449	COBEX Recorders, Inc	Other	63		
3/24/2004	12450	Corporate Express	Other	626		
3/24/2004	12451	Cynthia S. Thompson	Mileage	35		
3/24/2004	12452	Federal Express	Other	819		
3/24/2004	12453	Industrial Container Services	Drums for project	301		
3/24/2004	12454	Iron Mountain	Other	114		
3/24/2004	12455	Jeol USA, Inc.	Maint Contract	1,560		
3/24/2004	12456	Linweld, Inc.	Other	533		
3/24/2004	12457	McGuckin Hardware, Inc.	Other	304		
3/24/2004	12458	Melissa Varner	Copies for promo	176		
3/24/2004	12459	Mtech	Maint Contract	744		
3/24/2004	12460	Orkin Exterminating	Other	389		
3/24/2004	12461	Petty Cash	Truck Rental/mileage	388		
3/24/2004	12462	Q-Cee's	Labels	126		
3/24/2004	12463	Quantum Analytics	Equip Lease	355		
3/24/2004	12464	QWEST - 469B	Other	386		
3/24/2004	12465	Remel, Inc.	Other	320		
3/24/2004	12466	RockyNet.com, Inc.	Internet services	900		
3/24/2004	12467	Service Uniform Rental - DV	Other	77		
3/24/2004	12468	Sigma-Aldrich	Other	146		
3/24/2004	12469	Stericycle, Inc.	Quarterly Service/disposal	460		
3/24/2004	12470	Super Tech Filter Corp	Other	88		
3/24/2004	12471	USFilter	Other	75		
3/24/2004	12472	V W R Scientific, Inc.	Other	780		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debto. . Possession Interim Statement**
A Delaware Corporation	Statement Number: 12
	For the period:
Debtor	FROM: 3/1/2004
Chapter 11 Case No: LA 03-18798-BB	TO: 3/31/2004

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
3/24/2004	12473	Verio, Inc.		New Web Host	210		
3/4/2004	Wire Trnsf	Payroll 3-4 - Direct Deposit		Payroll & Payroll Taxes	39,399		
3/4/2004	Wire Trnsf	Payroll 3-4 - Taxes		Payroll & Payroll Taxes	20,462		
3/5/2004	Pyrl Cks	Payroll 3-4 - Checks		Payroll & Payroll Taxes	9,862		
3/5/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,816		
3/17/2004	Wire Trnsf	Payroll 3-18 - Direct Deposit		Payroll & Payroll Taxes	40,330		
3/18/2004	Wire Trnsf	Payroll 3-18 - Taxes		Payroll & Payroll Taxes	21,263		
3/18/2004	Pyrl Cks	Payroll 3-18 - Checks		Payroll & Payroll Taxes	10,492		
3/24/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	6,037		
3/30/2004	Wire Trnsf	Payroll 4-1 - Direct Deposit		Payroll & Payroll Taxes	41,211		
3/31/2004	Wire Trnsf	Payroll 4-1 - Taxes		Payroll & Payroll Taxes	21,698		
3/31/2004	Pyrl Cks	Payroll 4-1 - Checks		Payroll & Payroll Taxes	10,492		
3/31/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,677		
3/5/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	40		
3/15/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	209		
3/29/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	209		
3/20/2004	Acnt Trnsf	Wells Fargo	#	Bank Fee	587		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					350,707	0	0

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 12 For the period: FROM: March 1, 2004 TO: March 31, 2004

RECEIVED
2004 APR 15 P 12: 16
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days		-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	67	230,726
Overdue - 91 - 120 Days	251	-
Overdue - Over 121 Days		336,226
TOTAL	318	566,952

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	5,332,810	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	5,332,810	$ 7,750	12/29/2003	$ 7,750	4888	$ -
12/31/2003	9,581,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: April 12, 2004

Debtor in Possession or Trustee
Secretary/Treasurer

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	4/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/1/2004	6/1/2004
Hauser El Segundo	Essex Insurance	$1MM	3/5/2005	3/5/2005
Property	St. Paul/Acordia	See Below	4/1/2004	4/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	3/31/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

Botanicals International Extracts, Inc.
March 31, 2004
(dollars in thousands)

	Current Month Actual	Twelve Months Ended Year-to-date Actual
Sales	221	16,695
Cost of Sales	1	12,859
Gross margin	219	3,837
Sales and marketing	-	1,517
G & A expenses	-	646
Total	-	2,162
Contribution	219	1,674
Corporate Services	-	1,635
Operating income (loss)	219	40
Interest expense	-	(289)
Profit (Loss) before Other Income (Expense) & Discontinued Operation	219	(249)
Gain/(Loss) on Disposal of Assets	-	(609)
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	219	(858)
Income taxes	-	-
Net income (loss)	219	(858)

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

RECEIVED
2004 APR 15 PM 12:16
OFFICE OF US TRUSTEE
LOS ANGELES CA

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 12 For the period FROM: March 1, 2004 TO: March 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	19,416	-
Overdue - 31 - 60 Days	-	15,165
Overdue - 61 - 90 Days	1,464	3,150
Overdue - 91 - 120 Days	1,650	500
Overdue - Over 121 Days		365,518
TOTAL	22,529	384,333

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198

* Explanation for Non-Payment:

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

4. Tax Liability:

Gross Payroll Expense for Period:

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		291
Real Property Taxes	17-Mar	123,822.51	-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. *Statement of Unpaid Professional Fees (Post-Petition Amounts only).*

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 1,036,000
Kaye Scholer LLP	Attorney	$ 496,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 72,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 68,000
Willkie Farr & Gallagher	Attorney	$ 161,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) *Please use this area for comments regarding the operation of the chapter 11 debtor*

Hauser sold at auction its real property and equipment in Longmont, Colorado.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: April 12, 2004

Debtor In Possession or Trustee
Chief Financial Officer

In re: **Hauser Inc.**
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	4/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/1/2004	6/1/2004
Hauser El Segundo	Essex Insurance	$1MM	3/5/2005	3/5/2005
Property	St. Paul/Acordia	See Below	4/1/2004	4/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	3/31/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12

Hauser, Inc.
March 31, 2004

(dollars in thousands)

	Current Month Actual	Twelve Months Ended Year-to-date Actual
Sales	$0	$3,592
Cost of Sales	$51	$3,675
Gross margin	(51)	(83)
Sales and marketing	0	412
G & A expenses	98	3,335
Total Operating Cost	98	3,748
Contribution	**(149)**	**(3,830)**
Corporate Services	(20)	(2,075)
Operating income (loss)	**(129)**	**(1,755)**
New products expense	0	(377)
Interest expense	(8)	(276)
Profit (Loss) before Other Income	**(137)**	**(2,408)**
Gain/Loss on Sale of Equipment	751	(3,095)
Income from Discontinued Operations	0	500
Chapter 11 Reorganization Costs	(100)	(3,083)
Profit (loss) before tax	**514**	**(8,085)**
Income taxes	-	-
Net income (loss)	**$514**	**($8,085)**

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 12 For the period- FROM: March 1, 2004 TO: March 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Paya'' 'e and Accounts Receivable*

*exclude pre-petition accounts payabl

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	121,550	294,818
Overdue - 31 - 60 Days		127,167
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	121,550	421,985

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	5/4/2004	None	
US Filter	Quarterly	63	6/15/2004	None	
GE Capital	Monthly	589	4/12/2004	None	
Advanced Trailer Leasing	Monthly	134	4/14/2004	None	
Pure Water	Monthly	264	4/16/2004	None	
Quantum	Monthly	355	4/30/2004	None	
6800 Broadway Bsn Ctr	Monthly	26,672	5/1/2004	None	
Woodspear Properties	Monthly	17,116	♦	None	

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: **221,087**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 3/31/2004	55,504	-
State Payroll and Withholding Taxes	by - 3/31/2004	7,918	-
State Sales and Use Taxes	by - 4/20/2004	-	885
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0
12/31/2003	1,284,036	5,000	2/12/2004	5,000	12324	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: April 12, 2004

Debtor in Possession or Trustee
Title - Secretary / Treasurer

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	4/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/1/2004	6/1/2004
Hauser El Segundo	Essex Insurance	$1MM	3/5/2005	3/5/2005
Property	St. Paul/Acordia	See Below	4/1/2004	4/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liability	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	3/31/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
March 31, 2004
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$271	4,641
Cost of sales	344	4,416
Gross margin	(72)	225
Sales and marketing	8	160
G & A expenses	20	288
Total	28	447
Contribution	(101)	(222)
Corporate Services	20	441
Operating income (loss)	**(121)**	**(663)**
Interest expense	(2)	(88)
Reorganization Costs	**0**	**(15)**
Profit (loss) before tax	**($123)**	**($766)**

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 12 For the period FROM: March 1, 2004 TO: March 31, 2004

RECEIVED
2004 APR 15 P 12: 17
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		19,525
TOTAL	-	19,525

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment:

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -
12/31/2003	None	$ 250	2/26/2004	$ 250	5166	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: April 12, 2004

Debtor in Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 12

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	4/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/1/2004	6/1/2004
Hauser El Segundo	Essex Insurance	$1MM	3/5/2005	3/5/2005
Property	St. Paul/Acordia	See Below	4/1/2004	4/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabilit	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	3/31/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 12

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		